                   Filed by Guidant Corporation pursuant to Rule 425 under the
               Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Guidant Corporation
                            Subject Company's Exchange Act File No.: 001-13388

         This material is not a substitute for the prospectus/proxy statement
Johnson & Johnson and Guidant will file with the Securities and Exchange
Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant with the Securities and
Exchange Commission will be available free of charge at the SEC's website,
www.sec.gov, or by directing a request when such a filing is made to Johnson
& Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933,
Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN
46204-5129, Attention: Investor Relations.

          Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

         The following presentation was given by Guidant Corporation.

                                     # # #

All-Employee Briefing on
Guidant and Johnson & Johnson
Announcement

December 16, 2004

This material is not a substitute for the prospectus/proxy statement Johnson &
Johnson and Guidant (and a subsidiary thereof) will file with the Securities and
Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant (and a subsidiary thereof) with the
Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to
Johnson & Johnson, One JNJ Plaza, New Brunswick, NJ 08933, Attention: Investor
Relations; or by directing a request when such a filing is made to Guidant,
Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention:
Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions.  information about the directors and executive officers of
Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2003 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

Today’s Announcement
Guidant Joins the Johnson & Johnson Family

Guidant will become a part of Johnson & Johnson – the
largest healthcare company in the world

The deal is valued at approximately $23.9 billion based
on $76 per share – one of the largest transactions of
this year

Johnson & Johnson will operate its global
cardiovascular businesses under the Guidant name
– the Guidant brand continues

Our management is fully supportive of this deal—our
interests are completely aligned for the future

We will be a newly created cardiovascular unit within
Johnson & Johnson

Today’s Announcement
Guidant Joins the Johnson & Johnson Family

Ron will postpone his retirement until the deal closes

Guidant will be operated consistent with the Johnson
& Johnson operating principle of decentralized
management, which provides for focused
management and fosters an entrepreneurial culture

This business unit will report to Nicholas Valeriani, a
member of the Johnson & Johnson Executive
Committee

Anticipate closing the transaction in Q3 2005, after
receiving requisite regulatory approvals

Guidant Management Perspective

“This exciting new partnership opens a dynamic era of
innovation and product development that will benefit millions of patients around the world.

We are pleased to be joining Johnson & Johnson—one of the
world’s premier companies.

We strongly believe that this exciting collaboration benefits patients, customers, employees and shareholders.”

                                    - Ronald W. Dollens, president and CEO, Guidant

Johnson & Johnson Management
Perspective

“This transaction has the potential to bring innovative new
therapies to patients and their physicians for a range
of health conditions.

Bringing Guidant into the Johnson & Johnson family of
companies builds on our history of strategic acquisitions and partnerships that provide a foundation for sustained
leadership and growth.”

-Bill Weldon, chairman and CEO, Johnson & Johnson

Rationale for the Agreement

1.

Complementary strengths and combined resources will
allow us to better serve needs of patients and physicians

2.

Transaction will result in increased investment to
accelerate the development of technologically advanced
products

3.

Johnson & Johnson’s world-class leadership in business
development will allow greater patient access to Guidant
therapies

4.

Guidant brings a tradition of product development
velocity and customer focus to the combined enterprise

5.

Agreement will allow for integration of medical
technology, information systems, pharmaceuticals,
biologics and diagnostics in a cost-efficient manner

Complementary Strengths Will Deliver
Sustainable Innovation

Outstanding people

Patient focus

Technological expertise

Velocity of product innovation

Clinical science expertise

Excellent customer
relationships

Great brand

Outstanding people

Demonstrated success in
creating therapy acceptance

Public policy expertise

Long-term investment focus

Broad portfolio of therapies

Strong business
development track record

One of the world’s most
respected corporations

Employee Opportunity

“If one wants to have an interesting career,
one needs to be part of an interesting
company. I can think of no more interesting
company in the healthcare environment
than what we are announcing today.”

Ron Dollens

President and CEO, Guidant

Employee Opportunity

Guidant and Johnson & Johnson are completely
aligned on the future of the combined entity —
Johnson & Johnson recognizes and values Guidant’s
structure and operating model

Guidant’s 12,000 employees have contributed to our
position of strength coming into this transaction today

These two great companies together create
tremendous opportunities for Guidant employees’
personal and professional growth

Johnson & Johnson holds capability of Guidant
people in high regard—foundation of the deal value

Johnson & Johnson provides sustainability and the
assurance of rewarding and diverse careers

Impact to our Business Model

Johnson & Johnson will combine its expertise in drug
coating technology and the manufacturing of drug-
eluting stents with Guidant’s expertise in stent design
and stent delivery systems

Potential to apply Guidant’s technology platforms (e.g.
implantable defibrillators and cardiac resynchronization
therapy) to current and future Johnson & Johnson
products

Unparalleled opportunity to further accelerate therapy
awareness and widen patient access

Who is Johnson & Johnson?

World’s most comprehensive manufacturer of healthcare
products, founded more than 100 years ago

Guided by a Credo focused on patients and customers,
employees, communities and shareholders

109,000 employees worldwide; 200 operating
companies selling in more than 175 countries

30th on Fortune 500; 24 th in the Business Week 50

One of 10 Best Companies for Working Mothers;
recipient of many other awards

Who is Johnson & Johnson?

Total 2003 Sales: $41.9 Billion

46.6%

17.8%

35.6%

Medical Devices
& Diagnostics

$14.9 Billion

Pharmaceuticals

$19.5 Billion

Consumer

$7.4 Billion

Economic Considerations

To assure continuity in operations and enable
employees to focus on their jobs…

Change in Control Severance Plan:

Provides financial security in event of future termination
of employment

Employees who work 20 hours or more per week are
generally eligible

Benefits payable after a “covered termination” up to two
years after closing of transaction

Cash severance of 0.5 times (most employees) to 2
times base salary and bonus

Continued health and welfare benefits for 1-2 years

Summary

We continue to maintain our focus on our company
vision and our day-to-day activities

We realize you have many questions – as always,
we are committed to open and frequent
communications

In the weeks ahead, both Guidant and Johnson &
Johnson management will be visiting as many sites
as possible to address your questions and
concerns

Companies remain separate entities until the deal
closes

Stay focused

Execute against your current business plans